Exhibit 12.1

Team Health, Inc.

Computation of Earnings to fixed charges

All figures $’000, except coverage ratios

	2001		2002	2003		2004	2005
Earnings:
Earnings (loss) before income taxes	$(2,804)		$9,152	$(6,929)		$(52,088)	$10,356
Fixed Charges	22,739		23,906	23,343		28,949	29,981

Earnings (loss) before income taxes and fixes charges	$19,935		$33,058	$16,414		$(23,139)	$40,337

Fixed Charges:
Interest Expense	$22,739		$23,096	$23,343		$28,949	$29,981
Ratio of interest to fixed charges	(a	)	1.4	(a	)	(a )	1.3

(a)	Earnings for the years ended December 31, 2001, December 31, 2003, and December 31, 2004 were inadequate to cover fixed charges with a deficiency of $2.8 million, $6.9 million, and $52.1 million, respectively.